UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 13, 2025

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated November 13, 2025 entitled ‘€1,000,000,000 CAPITAL SECURITIES DUE 27 AUGUST 2080’

13 NOVEMBER 2025

€1,000,000,000 CAPITAL SECURITIES DUE 27 AUGUST 2080

(ISIN: XS2225157424; Common Code: 222515742) (the “Securities”)

Announcement of Issuer’s Substantial Repurchase Event Redemption Option Exercise and Related Cancellation of the Listing of the Securities

Vodafone Group Plc (the “Issuer”) today gave notice to the holders of its outstanding Securities of the exercise of its Issuer’s Substantial Repurchase Event Redemption Option pursuant to Condition 6(f) of the terms and conditions of the Securities (the “Conditions”) set out in Schedule 1 Part 4 to the Trust Deed related to the Securities dated 27 August 2020 (the “Trust Deed”).

The Issuer shall redeem all outstanding Securities pursuant to such Issuer’s Substantial Repurchase Event Redemption Option on 24 November 2025 (the “Redemption Date”) at their principal amount together with any accrued and unpaid interest up to (but excluding) the Redemption Date.

Payment of the redemption monies will be made through Euroclear Bank SA/NV and Clearstream Banking S.A., in accordance with their standard procedures.

The Issuer has requested the Financial Conduct Authority (the “FCA”) to cancel the listing of all outstanding Securities on the Redemption Date pursuant to UKLR 21.2.17 of the FCA Listing Rules.

Unless otherwise defined herein, defined terms used have the meanings given to them in the Trust Deed.

LEI Number (Vodafone Group Plc): 213800TB53ELEUKM7Q61

- ends –

For more information, please contact:

Investor Relations:	investors.vodafone.com ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We are a leading operator of submarine cables, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with 223 million IoT connections globally, and we provide financial services to around 94 million customers across seven African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Registrant)

Date: November 13, 2025	By:	/s/ M D B

	Name:	Maaike de Bie

	Title:	Group General Counsel and Company Secretary